Exhibit 99.1

Stratasys to Acquire MakerBot, Merging Two Global 3D Printing Industry Leaders

Combination of Stratasys and MakerBot expected to drive faster adoption of desktop 3D printing by extending the Stratasys product offering to include a full range of 3D printing capabilities

MINNEAPOLIS, MN & REHOVOT, ISRAEL, June 19, 2013 — Stratasys Ltd. (NASDAQ: SSYS), the leader in 3D printing and additive manufacturing, and MakerBot, the leader in desktop 3D printing, today announced the signing of a definitive merger agreement whereby privately held MakerBot has agreed to merge with a subsidiary of Stratasys in a stock-for-stock transaction.  MakerBot, founded in 2009, helped develop the desktop 3D printing market and has built the largest installed base of 3D printers in the category by making 3D printers highly accessible. The company has sold more than 22,000 3D printers since 2009. In the last nine months, the MakerBot Replicator 2 Desktop 3D Printer accounted for 11,000 of those sales.

The combination of these two industry leaders is expected to drive faster adoption of 3D printing for multiple applications and industries, as desktop 3D printers are becoming a mainstream tool across many market segments. Upon completion of the transaction, MakerBot will operate as a separate subsidiary of Stratasys, maintaining its own identity, products and go-to-market strategy. The merger enhances Stratasys’ leadership position in the rapidly growing 3D printer market, by enabling Stratasys to offer affordable desktop 3D printers together with a seamless user experience. The merger is expected to be completed during the third quarter of 2013; and it is subject to regulatory approvals and other conditions customary for such transactions.

The MakerBot 3D Ecosystem drives the accessibility and rapid adoption of their desktop 3D printers. It includes Thingiverse.com, the largest collection of downloadable digital designs for making physical objects, and which is empowered by a growing community of makers and creators.  The MakerBot 3D Ecosystem also includes MakerWare software, MakerCare service, MakerBot Filament, the MakerBot Retail Store, the MakerBot 3D Photo Booth, and strategic partnerships with Autodesk, Adafruit, Nokia, OUYA, MoMA and Amazon.  MakerBot recently announced it will further extend its 3D Ecosystem with the MakerBot Digitizer desktop 3D scanner.

MakerBot’s products are increasingly used by prosumers, including engineers, designers, architects, manufacturers, entrepreneurs and individuals, for professional purposes, as well as for personal applications. Bre Pettis, CEO and co-founder of MakerBot, will continue to lead the company.  Pettis is a leader in the 3D printing industry, with a mission to drive further adoption of the company’s products.

“MakerBot’s 3D printers are rapidly being adopted by CAD-trained designers and engineers,” said David Reis, Stratasys CEO.  “Bre Pettis and his team at MakerBot have built the strongest brand in the desktop 3D printer category by delivering an exceptional user experience. MakerBot has impressive products, and we believe that the company’s strategy of making 3D printing accessible and affordable will continue to drive adoption. I am looking forward to working with Bre,” added Reis.

“The last couple of years have been incredibly inspiring and exciting for us,” noted Pettis.  “We have an aggressive model for growth, and partnering with Stratasys will allow us to supercharge our mission to empower individuals to make things using a MakerBot, and allow us to bring 3D technology to more people.  I am excited about the opportunities this combination will bring to our current and future customers.”

Transaction Details

Under the terms of the merger agreement, Stratasys will initially issue approximately 4.76 million shares in exchange for 100% of the outstanding capital stock of MakerBot.  The proposed merger has an initial value of $403 million based on Stratasys’ closing stock price of $84.60 as of June 19, 2013. MakerBot stakeholders also qualify for performance-based earn-outs that provide for the issue of up to an additional 2.38 million shares through the end of 2014.  The proposed earn-out payments have an initial value of up to $201 million based on the Stratasys closing stock price as of June 19, 2013. Those payments, if earned, will be made in Stratasys shares or cash (in an amount reflecting the value of the Stratasys shares that would have otherwise been issued at the relevant earn out determination date), or a combination thereof, at Stratasys’ discretion. The merger is expected to accelerate Stratasys’ growth rate and be slightly dilutive to Non-GAAP earnings per share in 2013, and accretive to Stratasys Non-GAAP earnings per share by the end of 2014.

Operating Structure

Stratasys intends for MakerBot to operate as a separate subsidiary, preserving its existing brand, management, as well as the spirit of collaboration it has built with its users and partners.  Together with Stratasys, MakerBot will continue to innovate, expand its product offering, provide attentive service to its users and make more 3D printing content available through Thingiverse.com.

Upon completion of the merger, Stratasys and MakerBot will jointly develop and implement strategies for building on their complementary strengths, intellectual property and technical know-how, and other unique assets and capabilities. The opportunities could include accelerating MakerBot’s reach by leveraging Stratasys’ global infrastructure; cross-promotion of products into the installed base of the combined companies; and leveraging Stratasys’ extensive know-how in Fused Deposition Modeling (FDM) to benefit MakerBot’s product line.

MakerBot Overview

MakerBot is the leader in desktop 3D printing. Use of desktop 3D printers that provide affordable 3D printing access to individuals is growing rapidly. The merger will allow Stratasys to offer more accessible desktop 3D printers to meet customer demand and accelerate that growth.

MakerBot reports that during the first quarter of 2013, the company generated $11.5 million in total revenue, compared to $15.7 million for all of 2012. Thingiverse.com, MakerBot’s online content portal for the sharing of user-generated digital design content, has more than 90,000 3D product files available for sharing, and generates more than 500,000 unique visitors and 1,000,000 downloads each month. The accessibility and ease-of-use of this 3D printing content helps promote system usage.

A majority of MakerBot’s sales are via direct-to-consumer channels on the company’s website.  MakerBot also sells through distributors outside the U.S. and has the MakerBot store, the first-ever 3D printing retail store, which serves as both a desktop 3D printing demonstration site and brick-and-mortar sales location in New York City.

Desktop 3D Printing Overview

Desktop 3D printer usage among design and engineering professionals is growing rapidly. Stratasys and MakerBot estimate that between 35,000 to 40,000 desktop 3D printers were sold in 2012. This number is estimated to double in 2013, as prosumers increasingly adopt desktop 3D printers for a broad range of applications.  Stratasys believes that the unique MakerBot user experience along with the affordability and accessibility of their products, materials and services will help to grow the rate of adoption for desktop 3D printers.

Investor Conference Call and Webcast

A conference call to discuss the transaction is scheduled for Thursday, June 20, 2013 at 6:00 a.m. Central Time / 7:00 a.m. Eastern Time / 2:00 p.m. Israel Time. To participate by phone, the U.S. dial-in number is 800-706-7745, and the international dial-in number is +1-617-614-3472.  Please reference conference ID# 14893429. Participants are advised to dial into the call at least 10 minutes prior to the call start time to register. The conference call will also be available via live webcast on the Stratasys and MakerBot websites at Stratasys.com under the “Investors” tab, and at Makerbot.com; or by accessing the following link: http://www.media-server.com/m/p/86agynec.  A presentation will accompany the conference call.

A replay of this conference call may be accessed by webcast or by telephone. To access the replay, please dial 888-286-8010 (U.S.) or +1-617-801-6888 (international) and reference conference ID# 88612957. The replay and archived webcast will be available through 11:59 p.m. ET on June 26, 2013.

Press Conference

Stratasys and MakerBot will host a News Conference at MakerBot’s headquarters located at One MetroTech Center (Jay Street) 21st Floor, Brooklyn, New York on Thursday, June 20, 2013 at 10:00 a.m. Eastern Time. To attend, please contact Jenifer Howard at jenifer.howard@makerbot.com.  The event can be accessed live at http://www.makerbot.com; and an archive will be made available at http://mbot.co/press062013.

About Stratasys

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. We manufacture 3D printers and materials for prototyping and production. Our patented FDM® and PolyJet® processes produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. Since June 2012, our range of over 130 3D printing materials is the widest in the industry and includes in excess of 120 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials. We also manufacture Solidscape 3D Printers and operate the RedEye On Demand digital-manufacturing service. Stratasys has more than 1100 employees, holds more than 500 granted or pending additive manufacturing patents globally, and has received more than 20 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

About MakerBot

Founded in 2009, Brooklyn-based MakerBot has grown to be a leader in desktop 3D printing. MakerBot Desktop 3D Printers are used by engineers, designers, researchers, and people who just like to make things.  The MakerBot Replicator Desktop 3D Printer has been named Popular Mechanics’ “Overall Winner” for best 3D printer and has won numerous awards, including being honored as one of Time Magazine’s Best Inventions of 2012; “Best Emerging Tech” at the 2012 Consumer Electronics Show; Popular Mechanics’ Editor’s Choice Award; the Popular Science Product of the Year; a TechCrunch Crunchies Award for best hardware start-up; and a Fast Company 2012 Innovation by Design Award. MakerBot was named by Fast Company as “One of the World’s Top 10 Most Innovative Companies in Consumer Electronics” and highlighted in Entrepreneur magazine’s “100 Brilliant Companies.”  The company has been featured on the cover of WIRED, The New York Times, The Wall Street Journal, The Economist, Inc., Worth, The Colbert Report, Fast Company, Engadget, Make: Magazine, Rolling Stone,

Time.com, Entrepreneur, CNN, Financial Times, National Public Radio, Vogue Italia and many others. Follow MakerBot at MakerBot.com.

Forward Looking Statement

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger; our ability to obtain the necessary approvals and to satisfy the necessary closing conditions in order to successfully close the acquisition of MakerBot; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the Company’s annual report on Form 20-F for the year ended December 21, 2012 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial projections that are in accordance with accounting principles generally accepted in the United States (GAAP). In addition, certain non-GAAP financial projections have been provided that exclude certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are provided in an effort to provide information that investors may deem relevant to evaluate results from the Company’s core business operations and to compare the Company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as transaction-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718. The Company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

Media & Investor Contacts

Stratasys

Shane Glenn — VP Investor Relations

Tel: +1-612-554-6692

Arita Mattsoff — VP Marketing

Tel: +972-74-745-4000

Weber Shandwick

Aaron Masterson
Tel. +1-952-346-6258

AMasterson@webershandwick.com

MakerBot

Jenifer Howard — Director of PR

Mobile: +1-203-273-4246

Tel: +1-347-676-3932

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